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                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER


                   Pursuant to Rule 13A-16 or 15D-16 of the
                        Securities Exchange Act of 1934

                          For the month of March 1999



                          PEAK INTERNATIONAL LIMITED
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                   Units 3, 4, 5 and 7,  37/th/ Floor, Wharf
                        Cable Tower, 9 Hoi Shing Road,
                           Tsuen Wan N.T., Hong Kong
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                   (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

               Form 20-F   [X]     Form 40-F  ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes ____            No   [X]

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          On March 29, 1998, Peak International Limited, a Bermuda corporation,
(Peak), announced that approximately 30 of its staff, of which thirteen were managers, have resigned of been terminated over disagreements with the Board of Directors' previously announced management and operational reorganization.
Peak announced that a number of the departing staff have already been replaced with capable professionals, including Mr. Steve Dezso, Vice President of United States Operations who has been replaced by his senior officer Mr. Wayne Moore. Peak stated that it had no current plans to terminate additional employees, but that it could not assure that there would be no further resignations.

          Peak emphasized that the Company continues to meet its commitments and customer demands for its products and services on time and that there have been no interruptions to any of Peak's operations thus far, but that transitory delays in order-taking or customer service in one or more of Peak's United States locations is possible.

          Peak is a leading supplier of precision engineered packaging products for the storage, transportation, and automated handling of semiconductor devices and electronic components.

          This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The forward-looking statements reflect the view of Peak at the time Peak made the statements with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the statements made herein. The words "believes," "expects", "anticipates", "intends", "plans", "estimates" and similar expressions, identify forward-looking statements, which speak only as of today. Peak undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.


          Peak files the following exhibit as part of this Report:

          Exhibit 99.1 Copy of the Press Release, dated March 29, 1999, issued by Peak, publicly announcing the activities reported therein.

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          Pursuant to the requirements of the Securities and Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                              PEAK INTERNATIONAL LIMITED

Date:  April 2, 1999           By: /s/ JERRY MO
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                                       Jerry Mo
                                       Chief Financial Officer

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